No Act




13000241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


Received SEC
Washington, DC 20549

P.E. 1/7/13

January 14, 2013

John J. Spidi
Spidi & Fisch, P.C.
spidilaw@aol.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/14/13

Re: Orrstown Financial Services, Inc.
Incoming letter dated January 7, 2013

Dear Mr. Spidi:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposals submitted to Orrstown by Financial Edge Fund, L.P. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540


Received SEC
JAN 14 2013
Washington, DC 20549

January 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Orrstown Financial Services, Inc.
Incoming letter dated January 7, 2013

The submissions relate to director nominations, supermajority voting requirement, and majority voting standard.

We note that it is unclear whether the submissions are proposals made under rule 14a-8 or are proposals to be presented at the annual meeting, a matter we do not address. To the extent that the submissions involve a rule 14a-8 issue, there appears to be some basis for your view that Orrstown may exclude the proposals under rule 14a-8(e)(2) because Orrstown received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Orrstown omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Spidilaw@aol.com
Sent:	Monday, January 07, 2013 12:52 PM
To:	shareholderproposals
Subject:	Orrstown Financial Services, Inc.
Attachments:	Ltr.SEC.PL.Shareholder Proposal.Exhibits.pdf; Ltr.SEC.PL.Shareholder Proposal.pdf

To Whom It May Concern:

On behalf of our client, Orrstown Financial Services, Inc., a Pennsylvania corporation (the "Company"), attached hereto is a letter whereby we notify the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude multiple "shareholder proposals" from Financial Edge Fund, L.P. from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. In our attached letter, we respectfully request the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action to the Commission. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), our letter is being submitted to the Commission by email. Please note that the Exhibits to the letter are set forth in a separate attached file.

Please feel free to contact the undersigned with any questions or comments regarding this matter. Thank you.

Jack Spidi

John J. Spidi
Spidi & Fisch, PC
1227 25th Street, N.W.
Suite 200 West
Washington, D.C. 20037
(202) 434-4670
Facsimile: (202) 434-4661
spidilaw@aol.com

SPIDI & FISCH, PC
ATTORNEYS AT LAW
1227 25TH STREET, N.W.
SUITE 200 WEST
WASHINGTON, D.C. 20037
(202) 434-4660
FACSIMILE: (202) 434-4661

JOHN J. SPIDI
SPIDILAW@AOL.COM

WRITER'S DIRECT DIAL NUMBER
(202) 434-4670

VIA EMAIL

January 7, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Orrstown Financial Services, Inc.
Shareholder Proposals Submitted by Financial Edge Fund, L.P.

Ladies and Gentlemen:

On behalf of our client, Orrstown Financial Services, Inc., a Pennsylvania corporation (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude multiple "shareholder proposals" from Financial Edge Fund, L.P. (the "Proponent") from its proxy statement and form of proxy for the Company's 2013 Annual Meeting (the "Annual Meeting") of Shareholders (the "2013 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In connection therewith, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action to the Commission. In view of the Proponent's failure to satisfy the eligibility and procedural requirements of Rule 14a-8(e), we do not fully address herein other possible deficiencies.

Pursuant to Rule 14a-8(j), the Company (i) is filing this letter with the Commission no later than 80 calendar days before it intends to file its definitive 2013 Proxy Materials with the Commission, and (ii) has concurrently sent copies of this correspondence to the Proponent. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("Legal Bulletin 14D"), this letter is being submitted to the Commission by email to shareholderproposals@sec.gov.

We note that Rule 14a-8(k) and Legal Bulletin 14D require shareholder proponents to send companies a copy of any correspondence that the proponents submit to the Commission. Accordingly, we would like to inform the Proponent that if any correspondence is submitted to the Commission by the Proponent in connection with this matter, a copy of that correspondence should be furnished concurrently to the undersigned at the address set forth above and to Thomas R. Quinn, Jr., President and Chief Executive Officer, Orrstown Financial Services, Inc., 77 East King Street, Shippensburg, Pennsylvania 17257.

BACKGROUND

On December 31, 2012, by certified mail, the Company received a letter (the "Letter") from the Proponent outlining, among other things, four proposals to be voted upon by the Company's shareholders at the Annual Meeting relating to the adoption of certain amendments to the Company's articles of incorporation and bylaws (the "Proposals") (see Exhibit A). In a letter dated January 7, 2013, the Company responded to the Proponent that it would not include the Proposals in the Company's 2013 Proxy Materials since the Proposals were received after the deadline for submitting shareholder proposals (see Exhibit B). Although the Proponent indicates in the Letter that the group it is affiliated with intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve the Proposals at the Annual Meeting, the Company is submitting this no-action request in the event the Proponent also believes that it is requesting that the Company include the Proposals in its 2013 Proxy Materials, which the Proponent refers to as "shareholder proposals."

THE PROPOSALS

1. **ADOPTING AMENDMENT TO THE BY-LAWS TO ELIMINATE RESIDENCY REQUIREMENT FOR DIRECTORS:**

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. promptly take the necessary steps to amend the By-laws to eliminate Section 3-12 of the By-Laws which requires Directors to maintain a permanent primary residence within 50 miles of the Company's headquarters in Shippensburg, PA.

2. **ADOPTING AMENDMENT TO THE BY-LAWS TO ELIMINATE PROHIBITION ON AFFILIATIONS WITH OTHER DEPOSITORY INSTITUTIONS FOR DIRECTORS:**

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. promptly take the necessary steps to amend the By-laws to eliminate Section 3-14 of the By-laws which states that Directors of the Company are not eligible to serve on the Company's Board if they serve as a management official (i.e., director or officer) of another depository institution or holding company.

3. **ADOPTING AMENDMENTS TO THE ARTICLES OF INCORPORATION AND BY-LAWS TO ELIMINATE SUPERMAJORITY VOTE REQUIREMENT:**

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. promptly take the necessary steps to amend or modify any section of the Articles of Incorporation and By-laws which requires a supermajority vote requirement and replace it with a simple majority of votes cast "for" or "against" the proposal, in compliance with applicable laws.

4. **ADOPTING A "MAJORITY VOTE" STANDARD FOR ELECTION OF DIRECTORS:**

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. take the necessary steps to amend Orrstown Financial Services, Inc.'s governance documents (articles of incorporation and/or by-laws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

REASONS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that the Proposals may be excluded from the 2013 Proxy Materials for the following reasons:

Rule 14a-8(e) - The Proponent has failed to satisfy the deadline for submitting the Proposals.

Under Rule 14a-8(e), a proposal generally must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous years' annual meeting. If the Company did not hold an annual meeting the previous year or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting, then the deadline is a "reasonable time" before the Company begins to print and send its proxy materials.

The Company's 2012 annual meeting of shareholders was held on May 1, 2012. The Company commenced the mailing of the notice related to its 2012 annual meeting on March 30, 2012. Accordingly, the deadline for submission of shareholder proposals was November 30, 2012. The Company did not receive the Proposals until December 31, 2012, which was past the deadline calculated pursuant to Rule 14a-8(e). We note that the Company's 2013 annual meeting of shareholders is scheduled for April 30, 2013.

For the foregoing reasons, the Company believes that the Proposals may be omitted from the 2013 Proxy Materials as the Proponent has failed to meet the requirements of Rule 14a-8(e).

Alternative Bases for Exclusion under Rule 14a-8(b), Rule 14a-8(i) and Rule 14a-8(c)

As noted above, in view of the failure by the Proponent to meet the requirements of Rule 14a-8(e), and the fact that this deficiency cannot be remedied, the Company has not fully addressed herein other potential deficiencies, such as the failure of the Proponent to demonstrate compliance with Rule 14a-8(b)(1), which requires that the Proponent demonstrate that it has continuously held at least $2,000 in market value of the Company's securities for at least one year prior to submitting the Proposals. The Company submits that the evidence of ownership on which the Proponent submitted (see Exhibit A hereto) does not establish continuous ownership for the required one year holding period.

In addition the Company has not addressed herein the possible failure of the Proponent to comply with Rule 14a-8(i), including subsection (1) thereof, which permits the exclusion of proposals that are not a proper subject for action by shareholders under state law and Rule 14a-8(c), which permits a proponent to submit no more than one proposal for a single shareholders' meeting. If the Staff deems it to be relevant, the Company will provide its arguments as to why the Proposals fail to meet other standards contained in Rule 14a-8.

CONCLUSION

For the reasons set forth above, the Company respectfully requests that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Proposals from its 2013 Proxy Materials pursuant to Rule 14a-8(e).

If you have any further questions, please contact the undersigned or S. Scott Lieberman at (202) 434-8389.

Sincerely,



John J. Spidi

cc: Thomas R. Quinn, Jr., President and Chief Executive Officer
David J. Creagan, Esq.
Financial Edge Fund, L.P.

H:\0489orrs\PL Capital\Ltr.SEC.PL.Shareholder Proposalv.2.doc

EXHIBIT A

PL Capital, LLC

20 EAST JEFFERSON AVENUE
SUITE 22
NAPERVILLE, ILLINOIS 60540
TEL: (630) 848-1340
FAX: (630) 848-1342

466 SOUTHERN BOULEVARD
ADAMS BUILDING
CHATHAM, NJ 07928
TEL: (973) 360-1666
FAX: (973) 360-1720

December 28, 2012

CERTIFIED MAIL RETURN RECEIPT REQUESTED AND OVERNIGHT DELIVERY

Attention: Corporate Secretary
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, Pennsylvania 17257

Re: Notice of Intent to Nominate Director and Submit Nominee for Election and Shareholder Proposals

Ladies and Gentlemen:

This letter constitutes a notice of intent by Financial Edge Fund, L.P. (the "Shareholder") to nominate one person for election as a director of Orrstown Financial Services, Inc. (the "Company") at the 2013 Annual Meeting of Shareholders of the Company, and to submit its nominee for election at such Annual Meeting. This notice is being provided to you pursuant to Section 2-3 of Article II of the Company's Amended and Restated By-laws, as amended through November 19, 2012, and is being submitted on behalf of Financial Edge Fund, L.P. by John W. Palmer, a managing member of PL Capital, LLC, the general partner of the Shareholder.

This letter also constitutes a notice of intent by the Shareholder to bring four proposals described below before the shareholders of the Company at the 2013 Annual Meeting of Shareholders of the Company, to be voted upon. This notice is being provided to you pursuant to Section 2-3 of Article II of the Company's Amended and Restated By-laws, as amended through November 19, 2012, and is being submitted on behalf of the Shareholder by John W. Palmer, a managing member of PL Capital, LLC, the general partner of the Shareholder.

The Shareholder notes that the Company's By-laws in effect at the time of the last Annual Shareholders Meeting contained different provisions and deadlines for submitting director nominees (no earlier than March 11, 2013 and no later than March 31, 2013) and shareholder proposals (no later than February 13, 2013) than are contained in the current By-laws. These original deadlines are reflected in the Company's 2012 proxy statement. While it is the Shareholder's understating that these original deadlines apply for the 2013 Annual Meeting of Shareholders, the Shareholder is submitting its nominee and the proposals promptly, with the enhanced information required by the current By-laws.

The Shareholder hereby certifies that it beneficially owns 294,614 shares of the Company's common stock, no par value per share (the "Common Stock"). Additionally, the Shareholder is a member of the PL Capital Group, as noted in the PL Capital Group's Schedule 13D filing, as amended, with the Securities and Exchange Commission, and, as of the date of this letter, the PL Capital Group beneficially owns 555,822 shares of the Common Stock, or 6.9% of the total common shares outstanding. As documentary evidence of the Shareholder's beneficial ownership, the Shareholder provides the following (the Shareholder affirms that the documentary evidence of ownership enclosed herewith is a true and correct copy of what it purports to be):

1. A position listing from the Shareholder's prime brokerage account at BNP Paribas Prime Brokerage, Inc. dated December 27, 2012, showing that the Shareholder held 294,614 shares of Common Stock as of December 26, 2012, attached as part of Exhibit A; and

2. A letter of verification from the Shareholder's broker, attached as part of Exhibit A.

By the fact of the Shareholder's submission of this notice of intent to nominate and submit its nominee for election, it is the Shareholder's understanding the Company will now generally be obligated under the federal securities laws to file a preliminary proxy statement and form of proxy with the United States Securities and Exchange Commission to allow the Commission to review and comment on such proxy materials.

The Shareholder hereby notifies the Company pursuant to Section 2-3 of Article II of the Company's By-laws that the Shareholder intends to nominate Mr. Richard J. Lashley for election to the Board of Directors of the Company at the 2013 Annual Meeting of Shareholders of the Company, and to submit the four proposals to shareholders for their approval at the 2013 Annual Meeting of Shareholders. Enclosed is the written consent of Mr. Lashley to be named in the proxy statement of the PL Capital Group (as defined below) and to serve as a director of the Company if elected. The Shareholder represents (1) that the Shareholder is a beneficial owner of Common Stock entitled to vote at the 2013 Annual Meeting of Shareholders and intends to appear (or will direct a qualified representative of the Shareholder to appear) in person or by proxy at such meeting to nominate Mr. Lashley; and (2) that the Shareholder is part of the PL Capital Group and the PL Capital Group intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee and approve the four proposals.

Set forth below is certain information, including that required by Section 2-3 of Article II of the Company's By-laws. The information set forth below responds fully to all of the requirements of Section 2-3 of Article II of the Company's By-laws.

(1) As to proposed nominee (Richard J. Lashley):

A. Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
Richard J. Lashley	54	PL Capital, LLC 466 Southern Blvd. Adams Building Chatham, NJ 07928	*** FISMA & OMB Memorandum M-07-16 ***

B. Principal Occupation or Employment and Qualifications

Richard J. Lashley: Since January, 1996, Mr. Lashley has been a principal, co-owner and managing member of PL Capital, LLC. PL Capital, LLC is a member of the PL Capital Group (as defined herein). Prior to forming PL Capital, LLC, Mr. Lashley worked at KPMG Peat Marwick from 1984 to 1996. Mr. Lashley is a Certified Public Accountant (New Jersey—license status inactive).

The Shareholder believes that Mr. Lashley would be deemed "independent" under the NASDAQ Marketplace Rules. The Shareholder also believes that Mr. Lashley would qualify as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission (SEC) and the NASDAQ Marketplace Rules.

Mr. Lashley's extensive financial and accounting background, combined with his extensive knowledge of the banking industry and prior experience on other bank boards, qualify him to serve on the Company's board of directors. Specifically, his extensive experience with, and understanding of, financial and accounting issues will allow him to provide the board with valuable recommendations and ideas. In addition, Mr. Lashley's extensive knowledge of the banking industry makes him a valuable source of information, and will allow him to provide useful insight and advice.

Furthermore, the role of an effective director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations. The PL Capital Group believes that Mr. Lashley's background and expertise, as set forth below, evidence those abilities and are appropriate to his serving on the Company's board of directors.

C. Shares Owned Either Beneficially or Of Record

Name of Nominee	Class	Amount
Richard J. Lashley	Common	555,822*

*All of the above shares are owned beneficially, by virtue of Messrs. Lashley's membership in the PL Capital Group.

D. Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise set forth herein, Mr. Lashley is not, nor has he been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as otherwise set forth herein, Mr. Lashley does not have, nor do any of his associates have, any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

E. Other Information

Directorships of Other Publicly Owned Companies

Mr. Lashley is presently serving as a director of BCSB Bancorp, Inc. of Baltimore, MD. He is not presently serving as a director of any other corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940.

Material Proceedings Adverse to the Company

To Mr. Lashley's and Mr. Palmer's knowledge, there are no material proceedings to which Mr. Lashley, or any of his associates, is a party adverse to the Company or any of its subsidiaries, and neither Mr. Lashley nor any of his associates has a material interest adverse to the Company or any of its subsidiaries.

Transactions In Stock of the Company

The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Lashley and members of the PL Capital Group:

Financial Edge Strategic Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
02/07/2012	8000
04/13/2012	2905
05/08/2012	1600
05/14/2012	3000
05/17/2012	7500
05/31/2012	5000
06/01/2012	900
06/07/2012	4900
06/08/2012	5257
06/18/2012	2500
06/22/2012	40000
10/12/2012	12000
11/16/2012	2400
11/20/2012	500

Financial Edge Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
02/03/2012	6868
02/07/2012	20000
02/10/2012	4300
05/03/2012	447
05/04/2012	5445
05/08/2012	3000
05/14/2012	7567
05/16/2012	857
05/17/2012	10475
05/22/2012	2039
05/24/2012	1905
05/30/2012	552

05/31/2012	20407
06/01/2012	2000
06/04/2012	3900
06/11/2012	2864
06/11/2012	2400
06/13/2012	411
06/14/2012	3709
06/18/2012	5000
06/20/2012	12991
06/21/2012	10237
06/21/2012	12000
06/22/2012	76552
06/22/2012	428
07/23/2012	300
08/03/2012	2202
08/07/2012	46
09/05/2012	160
10/12/2012	38004
10/15/2012	3386
10/16/2012	300
10/17/2012	5273
10/18/2012	1094
10/19/2012	10620
11/07/2012	400
11/16/2012	6500
11/20/2012	1000
11/29/2012	5602
12/05/2012	3100
12/07/2012	273

Goodbody/PL Capital, LP

Transaction Date	Number of Shares (Sold) Purchased
02/07/2012	3000
04/13/2012	2000
05/04/2012	3243
05/08/2012	2500
05/17/2012	2500
05/31/2012	5000
06/01/2012	500

06/14/2012	800
06/18/2012	950
06/22/2012	12000
07/24/2012	400
07/27/2012	3255
07/30/2012	457
07/30/2012	1000
08/01/2012	300
08/06/2012	1098
08/15/2012	800
08/17/2012	1832
08/24/2012	900
08/27/2012	200
08/28/2012	1000
08/30/2012	2300
08/31/2012	2700
09/12/2012	10000
10/12/2012	30000
10/18/2012	1231
10/19/2012	5000
10/23/2012	8088
11/16/2012	2000
11/20/2012	800
11/30/2012	100

PL Capital/Focused Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
02/07/2012	4000
04/13/2012	3000
05/08/2012	1500
05/15/2012	2111
05/17/2012	2500
05/31/2012	5000
06/01/2012	294
06/15/2012	1528
06/18/2012	2500
06/22/2012	15000
07/31/2012	108
10/12/2012	12000

10/15/2012	1452
11/16/2012	1499
11/20/2012	500
12/21/2012	5800

John W. Palmer

Transaction Date	Number of Shares (Sold) Purchased
N/A	None

Richard J. Lashley

Transaction Date	Number of Shares (Sold) Purchased
N/A	None

Certain funds expended to date in the foregoing transactions by members of the PL Capital Group were provided, from time to time, in part by margin account loans from BNP Paribas Prime Brokerage, Inc. ("BNP Paribas") extended in the ordinary course of business. All purchases of Common Stock made using funds borrowed from BNP Paribas were made in margin transactions on that firm's usual terms and conditions. All or part of the shares of such Common Stock may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans generally bear interest at a rate based upon the federal funds rate plus an applicable margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this letter, no member of the PL Capital Group has margin loans outstanding.

Arrangements or Understandings with Other Persons

Mr. Lashley has agreements with the limited partnerships and companies managed and advised by PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, whereby Mr. Lashley is indemnified by the limited partnerships and companies for any liabilities he may incur in connection with his duties, including PL Capital Group's intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company. Those limited partnerships and companies will also reimburse Mr. Lashley for any expenses that he reasonably incurs in connection with the PL Capital Group's intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company. To Mr. Lashley's knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company.

As of the date of this letter, Mr. Lashley has not formally retained any person to make solicitations or recommendations to shareholders for the purpose of assisting in the election of Mr. Lashley as a director.

Absence of any Family Relationships

Mr. Lashley does not have any family relationship with any director or officer of the Company.

Absence of Involvement in Certain Legal Proceedings

To the knowledge of Mr. Lashley, and based on information in his possession:

a. Since January 1, 2011, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Lashley, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Lashley. In addition, since January 1, 2011, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which he is or was a general partner, or any corporation or business association of which he is or was an executive officer.

b. Mr. Lashley has not been convicted in a criminal proceeding nor has he been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c. Since January 1, 2011, Mr. Lashley has not been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining (or otherwise limiting) him from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission ("CFTC") or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d. Since January 1, 2011, Mr. Lashley has not been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his right to be engaged in any activity described in clause c. above, or his right to be associated with persons engaged in any such activity.

e. Since January 1, 2011, Mr. Lashley has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission ("SEC") or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

Absence of Certain Transactions

To the best knowledge of Mr. Lashley, and based on information in his possession, since the beginning of the Company's last fiscal year, neither Mr. Lashley nor any member of his immediate family has had any direct or indirect material interest in any transaction in which the Company was or is a participant, and neither Mr. Lashley nor any member of his immediate family has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

Section 16 Compliance

Mr. Lashley is not required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Company.

(2) As to the Nominator (Financial Edge Fund, L.P.):

A. Name and Address

Financial Edge Fund, L.P.
c/o PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540

The Nominator/Shareholder is a member of the "PL Capital Group," which currently consists of the following persons and entities:

- Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund" or, as previously defined, the Shareholder).
- Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic").
- PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund").
- PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund ("PL Capital").
- Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP").
- Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC").

- PL Capital Advisors, LLC, a Delaware limited liability company and the investment advisor to Financial Edge Fund. Financial Edge Strategic, Goodbody/PL LP and the Focused Fund ("PL Capital Advisors").

- John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

- John W. Palmer as an individual.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

No other shareholder other than members of the PL Capital Group is known to the Shareholder to be supporting Mr. Lashley as a nominee, or to be supporting the proposals.

B. Record and Beneficial Ownership

The Shareholder is the beneficial owner of 294,614 shares of Common Stock and is a member of the PL Capital Group which beneficially owns 555,822 shares of Common Stock. See Appendix A for the beneficial ownership of the members of the PL Capital Group.

(3) As to the Proposals:

The Shareholder notifies the Company pursuant to Section 2-3 of Article II of the Company's Amended and Restated By-laws, as amended through November 19, 2012, that the Shareholder intends to bring the following four proposals to be acted upon by the shareholders of the Company at the 2013 Annual Meeting of Shareholders. The Shareholder believes that these actions are in the best interests of the Company's shareholders.

1. ADOPTING AMENDMENT TO THE BY-LAWS TO ELIMINATE RESIDENCY REQUIREMENT FOR DIRECTORS:

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. promptly take the necessary steps to amend the By-laws to eliminate Section 3-12 of the By-laws which requires Directors to maintain a permanent primary residence within 50 miles of the Company's headquarters in Shippensburg, PA.

2. ADOPTING AMENDMENT TO THE BY-LAWS TO ELIMINATE PROHIBITION ON AFFILIATIONS WITH OTHER DEPOSITORY INSTITUTIONS FOR DIRECTORS:

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. promptly take the necessary steps to amend the By-laws to eliminate Section 3-14 of the By-laws which states that Directors of the Company are not eligible to serve on the Company's Board if they serve as a management official (i.e., director or officer) of another depository institution or holding company.

3. ADOPTING AMENDMENTS TO THE ARTICLES OF INCORPORATION AND BY-LAWS TO ELIMINATE SUPERMAJORITY VOTE REQUIREMENT:

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. promptly take the necessary steps to amend or modify any section of the Articles of Incorporation and By-laws which requires a supermajority vote requirement and replace it with a simple majority of votes cast "for" or "against" the proposal, in compliance with applicable laws.

4. ADOPTING A "MAJORITY VOTE" STANDARD FOR ELECTION OF DIRECTORS:

BE IT RESOLVED, that the shareholders of Orrstown Financial Services, Inc. request that the board of directors of Orrstown Financial Services, Inc. take the necessary steps to amend Orrstown Financial Services, Inc.'s governance documents (articles of incorporation and/or by-laws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

* * *

As required by Article II, Section 2-3(c) of the Company's By-laws, if the Company's board of directors or a committee thereof believes this notice is incomplete or otherwise deficient in any respect, please contact Mr. Lashley or Mr. Palmer immediately so that the Shareholder may promptly address any alleged deficiencies.

Very truly yours,



John W. Palmer

PL Capital, LLC

Appendix A

Name and Address	Shares Held Beneficially	Percent of Class	Shares Held By Non-Participant Associates
Richard J. Lashley *** FISMA & OMB Memorandum M-07-16 ***	555,822	6.9%	0
John W. Palmer *** FISMA & OMB Memorandum M-07-16 ***	555,822	6.9%	0
PL Capital, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	449,868	5.6%	0
PL Capital Advisors, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	555,822	6.9%	0
Financial Edge Fund, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	294,614	3.6%	0
Financial Edge-Strategic Fund, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	96,462	1.2%	0
PL Capital/Focused Fund, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	58,792	0.7%	0
Goodbody/PL Capital, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	105,954	1.3%	0
Goodbody/PL Capital, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	105,954	1.3%	0

PL Capital, LLC

L

CONSENT OF PROPOSED NOMINEE

I, Richard J. Lashley, hereby consent to be named in the proxy statement of the PL Capital Group to be used in connection with its solicitation of proxies from the shareholders of Orrstown Financial Services, Inc. for use in voting at the 2013 Annual Meeting of Shareholders of Orrstown Financial Services, Inc. and I hereby consent and agree to serve a director of Orrstown Financial Services, Inc. if elected at such Annual Meeting.



Richard J. Lashley

Dated: December 28, 2012

4820-6999-6562.5

Financial Edge Fund, LP
c/o PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540

December 27, 2012

To the Corporate Secretary of
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, PA 17257

Dear Sir or Madam:

As of December 26, 2012 the Financial Edge Fund, LP (the "Stockholder") owns 294,614 shares of Orrstown Financial Services, Inc. (the "Common Stock"). These shares of Common Stock are held at the Stockholder's prime broker, BNP Paribas Prime Brokerage Inc., as verified below by an authorized representative of BNP Paribas Prime Brokerage Inc.

Sincerely,

Richard J. Lashley

Richard J. Lashley
Managing Member and Principal
PL Capital, LLC

SIGNATURE GUARANTEED
MEDALLION GUARANTEED

Page 26 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

SPIDI & FISCH, PC

ATTORNEYS AT LAW
1227 25TH STREET, N.W.
SUITE 200 WEST
WASHINGTON, D.C. 20037
(202) 434-4660
FACSIMILE: (202) 434-4661

JOHN J. SPIDI
SPIDILAW@AOL.COM

WRITER'S DIRECT DIAL NUMBER
(202) 434-4670

VIA FED EX

January 7, 2013

Phillip M. Goldberg, Esq.
Foley & Lardner, LLP
321 North Clark Street
Suite 2800
Chicago, IL 60654-5313

Re: Orrstown Financial Services, Inc.
Exclusion of Nominee for Director and Shareholder Proposals

Dear Mr. Goldberg:

We are writing on behalf of our client, Orrstown Financial Services, Inc. (the "Company") in response to the letter from your client, PL Capital, LLC ("PL") to the Company, dated December 28, 2012 (the "Letter"). The Letter indicates that Financial Edge Fund, L.P. (the "Shareholder") seeks to nominate Richard J. Lashley, managing member and principal of PL, and an affiliate of the Shareholder, to the Company's board of directors (the "Board") and bring four proposals (the "Proposals") before the Company's shareholders at its 2013 Annual Meeting of Shareholders (the "Annual Meeting"). Please note that Mr. Lashley is ineligible to serve on the Board under the Company's Amended and Restated Bylaws, dated November 19, 2012 (the "Bylaws"), and the Company hereby rejects such nomination for the reasons set forth herein. In addition, please note that the deadlines for submitting shareholder proposals under the federal securities laws and the Bylaws have passed. Therefore, please be advised that the Company intends to exclude from its 2013 proxy materials, form of proxy and the floor of the Annual Meeting any shareholder vote on the Proposals or Richard J. Lashley as a nominee for director. Nevertheless, the Company will provide the Shareholder with an opportunity to cure the defective nomination, as set forth herein.

Shareholder Proposals

Note that if your client intended for the Proposals to be considered at the Company's Annual Meeting, please be aware that it did not comply with the requirements set forth in the Bylaws and in the Federal proxy rules promulgated under the Securities Exchange Act of 1934, as amended (the "Proxy Rules"). As disclosed in the Company's 2012 annual meeting proxy statement and in the Company's Current Report on Form 8-K, filed on August 27, 2012, under Section 2-3, Article II of the Bylaws and Rule 14a-8(e) of the Proxy Rules, for shareholder proposals to be considered at the Annual Meeting, the shareholder's notice shall be delivered to, or mailed and received at, the principal executive offices of the Company not less than 120 days prior to the anniversary date of the mailing of notice for the immediately preceding annual meeting of shareholders of the Company. The Company commenced the mailing of the notice related to its 2012 annual meeting on March 30, 2012 and intends to hold the Annual meeting within 30 days of the anniversary date of the 2012 annual meeting. Accordingly, the deadline for submission of shareholder proposals was November 30, 2012, which has passed.

Director Nomination

Section 3-12 of Article III of the Bylaws provides that each director must at all times maintain a permanent residence within a 50 mile radius of the Company's administrative office located at 77 East King Street, Shippensburg, Pennsylvania. As disclosed in the Letter, Mr. Lashley's residence address is in Warren, NJ, approximately 175 miles from the Company's administrative offices, rendering him ineligible to serve as a director of the Company. Moreover, under Section 3-14 of Article III of the Bylaws, a person is ineligible to serve as a director if he is a "management official" of another "depository institution" or "depository holding company" as those terms are defined in 12 C.F.R. §212.2 (the "Code") of the Regulations of the Board of Governors of the Federal Reserve System. In this regard, we note that Mr. Lashley is on the board of directors of BCSB Bancorp, Inc., which makes him a "management official" of a "depository holding company" under the Code and further disqualifies him from serving on the Board.

Alternative Director Nominee

As a goodwill gesture, the Company is prepared to make a good faith, one-time accommodation by offering the Shareholder an opportunity to resubmit by January 21, 2013, a nominee who meets all of the requirements of the Company's Bylaws. If properly nominated, the alternative nominee may be voted on at the Annual Meeting, assuming such nominee meets all of the eligibility requirements set forth in the Bylaws and the information regarding such nominee is submitted in accordance with Section 2-3 of Article II of the Bylaws no later than the close of business on Monday, January 21, 2013. Please note that the Shareholder will not be provided with any further opportunity to nominate an alternative nominee if the alternative nominee is not submitted by the extended deadline, fails to meet all of the eligibility requirements set forth in the Bylaws or the revised submission fails to provide all of the required information.

We trust that you will find our client's offer to extend the deadline for submission of a qualified nominee as an acceptable and reasonable accommodation made in good faith. In this regard, we note that the Shareholder had notice as of November 21, 2012, the date the Company filed with the SEC a Current Report on Form 8-K announcing the director qualifications and, in view of the extended deadline, will have over two months to submit a qualified nominee. We also note that in recent conversations the Company had with the Shareholder and its counsel, the Company clearly communicated to the Shareholder that Richard J. Lashley was ineligible to serve as a member of the Board and yet the Shareholder chose to nominate him anyway. In addition, the Shareholder acknowledged the adoption of the eligibility requirements in its letter to the Company dated December 3, 2012.

If you have any further questions, please contact the undersigned or S. Scott Lieberman at (202) 434-8389.

Sincerely,



John J. Spidi

cc: Thomas R. Quinn, Jr., President and Chief Executive Officer
David J. Creagan, Esq.